May 30, 2013 VIA EDGAR	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Mr. Michael McTiernan, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

Registration Statement on Form S-11

Filed March 22, 2013

File No. 333-187470

Dear Mr. McTiernan:

On behalf of Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2013 (Registration No. 333-187470) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated April 15, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Company submits that it will not elect to qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), nor will the Company avail itself of any relief that may be provided to emerging growth companies under such act. As a result, the Company respectfully believes that additional disclosure in the Prospectus regarding emerging growth companies or the relief afforded to such companies would not be applicable to the Company and, if included, would be extraneous and potentially confusing information. Accordingly, the Company respectfully submits that such information should not be required.

Comment No. 2: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company will not elect to qualify as an emerging growth company under the JOBS Act; therefore, the Company will not present to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. Similarly, the Company will not utilize any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act.

Comment No. 3: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

Response: The Company will provide the Staff with any sales literature, including sales literature material that will be used only by broker-dealers, prior to its use. The Company is aware of the requirements of Item 19.D of Industry Guide 5.

Comment No. 4: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company does not intend to use any graphics, maps, photographs, captions or other artwork other than that already included in the Registration Statement.

Comment No. 5: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Comment No. 6: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase plan in determining that the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Prospectus Cover Page

Comment No. 7: In the third bullet point summary risk factor, please clarify that you are not required to ever provide a liquidity event. Additionally, please revise your disclosure on page 11 and elsewhere as appropriate.

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

Response: The Company has revised the prospectus cover page and the “Prospectus Summary – Summary Risk Factors” section on page 11 of the Prospectus, to disclose that the Company is not required to provide a liquidity event.

Will you invest in anything other than corporate office and industrial properties?, page 4

Comment No. 8: Given your “investment strategy” disclosure, please tell us why it is not reasonably likely that the company name may be confusing to investors.

Response: The Company submits that it intends to use substantially all of the net proceeds from the offering of its shares of common stock to invest in a diversified portfolio of real estate properties, focusing primarily on corporate office and industrial properties. A description of the types of properties in which the Company intends to invest substantially all of the net proceeds from the offering is provided in the “Prospectus Summary – Description of Real Estate Investments” and the “Investment Objectives and Policies – Acquisition and Investment Policies – Types of Investments” sections of the Prospectus, among other sections. The Company may decide to acquire other types of real estate and real estate-related investments, including retail; however, that is not the primary focus of the Company’s investments. Therefore, because the Company’s primary investment focus involves corporate office and industrial properties, and because the Company will only engage in other types of investments on an opportunistic and limited basis, the Company does not believe its name is confusing to potential investors.

Prospectus Summary, page 9

Summary Risk Factors, page 11

Comment No. 9: Please move the last sentence of the eighth bullet into a separate summary risk factor related to the external management structure. Please include in this summary risk factor that it will be difficult to remove the manager, even for poor performance, and the possibility of dilution if the manager is internalized.

Response: The Company has revised “Prospectus Summary – Summary Risk Factors” section on page 10 of the Prospectus to disclose risks related to the external management structure. The Company respectfully notes that the Company’s external advisor may be removed upon 60 days prior written notice. The Company further notes that the independent members of the Company’s board of directors have fiduciary responsibilities to the Company’s stockholders and will be required to review the advisor’s performance on an annual basis. Accordingly, the Company respectfully submits that revisions to the summary risk factor section disclosing that the advisor would be difficult to remove, even for poor performance, would be confusing to potential investors and inconsistent with the terms of the Company’s advisory agreement.

Conflict of Interest, page 13

Comment No. 10: Please update the chart to reflect the CCPT III internalization transaction once consummated. Please also consider increasing the size of the chart on page 13 to improve legibility.

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

Response: The Company respectfully submits that Cole Credit Property Trust III, Inc.’s (“CCPT III”) acquisition of Cole Holdings Corporation (the “Transaction”) was not an “internalization transaction.” An internalization transaction, as commonly understood, involves the acquisition of certain personnel, systems and assets of the external advisor by the previously externally-managed real estate investment trust (“REIT”). Typically, the REIT acquires only the persons and assets required to internally manage its business, and the external advisor and sponsor entity remains intact and independent from the REIT after the internalization transaction. In contrast, in the Transaction, CCPT III purchased the entire sponsorship, asset and property management business of its sponsor, an organization with over 350 employees, which is a significant revenue-generating business. The Transaction included the acquisition of all of the sponsor’s assets, including the Company’s dealer manager and advisor entities. Accordingly, the Company updated the organizational chart on page 12 to describe the Company’s structure following the Transaction.

Compensation to Our Advisor and its Affiliates, page 15

Comment No. 11: With a view to disclosure, please tell us how your advisor will be compensated if you enter into a joint venture with an affiliate.

Response: The Company notes that any investment in a joint venture with an affiliate or an unrelated third-party will result in compensation to the Company’s advisor in the same manner as described in the “Prospectus Summary – Compensation to Our Advisor and its Affiliates” and in the “Management Compensation” sections of the Prospectus, except that the compensation paid to the Company’s advisor will be calculated based upon the Company’s ownership percentage of the joint venture applied to the respective contract purchase price.

The Company further notes the disclosure in the “Conflicts of Interest – Joint Venture and Co-ownership Arrangements with Affiliates of Our Advisor” section on page 85 of the Prospectus, which discloses that in the event the Company enters into a joint venture arrangement, a majority of the Company’s board of directors, including a majority of its independent directors, not otherwise interested in the joint venture, must approve the joint venture as being fair and reasonable to the Company and on substantially the same terms and conditions as those received by the other joint venturers, and the cost of the investment must be supported by a current appraisal of the asset.

Comment No. 12: In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

Response: The Company hereby confirms that all future filings that require Item 402 or Item 404 of Regulation S-K disclosure will include disclosure of the amount of fees paid to the Company’s advisor, broken out by type of fee and amounts paid pursuant to the reimbursement provisions.

If our board of directors elects to internalize…, page 27

Comment No. 13: Please revise to disclose the CCPT III internalization, including the cost.

Response: The Company has revised the description of its sponsor throughout the Prospectus to disclose the Transaction. Additionally, the Company respectfully submits that the consideration CCPT III paid in

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

connection with the Transaction is not material to an investment in the Company. The Company also respectfully submits that the cost of investments made by other programs sponsored by the Company’s sponsor typically would not be required disclosure in the Company’s prospectus. The Company further notes that the cost of the Transaction has been disclosed in CCPT III’s public filings.

A number of other real estate programs sponsored by Cole…, page 30

Comment No. 14: Please revise to identify affiliates that may compete for properties and tenants, and the amounts available to such affiliates for investment.

Response: The Company has revised the risk factor captioned “A number of other real estate programs sponsored by Cole Capital use investment strategies that are similar to ours, therefore our executive officers and the officers and key personnel of our advisor and its affiliates may face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor” on page 29 of the Prospectus to disclose that the other programs sponsored by the Company’s sponsor that may compete for properties and tenants, including a reference to the amounts raised by such other programs as of a recent date.

Executive Officers and Directors, page 63

Comment No. 15: We note, on page 66, that you will not compensate Mr. Nemer for service to you on your board. We note that Mr. Nemer is not included in this section. Please advise or revise your disclosure as appropriate.

Response: The Company revised the “Management – Compensation of Directors” section on page 65 of the Prospectus to remove the reference to Mr. Nemer.

Prior Performance Tables

Comment No. 16: Please update the prior performance data.

Response: The Company hereby confirms that it has updated the prior performance data set forth in the “Prior Performance Summary” section beginning on page 109 of the Prospectus, and in the Prior Performance Tables attached as Appendix A to the Prospectus, to reflect information for the year ended December 31, 2012.

Table II, page A-4

Comment No. 17: Please confirm to us that all fees disclosed in the “Management Compensation” section of the prospectus used in the CCPT III offering are reflected in Table II. In addition, please confirm to us that amounts paid to the sponsor in any internalization of the advisor will be captured by Table II.

Response: The Company hereby confirms that all fees disclosed in the “Management Compensation” section of the CCPT III offering are reflected in Table II in the Prospectus other than selling commissions and dealer managers fees that were paid to the dealer manager and reallowed to unaffiliated third parties. In addition, as noted above, the Company respectfully submits that the Transaction was not an “internalization transaction,” but rather

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

an acquisition of a business with substantial assets and revenue. In the Transaction, CCPT III purchased the entire sponsorship, asset and property management business of Cole Holdings Corporation. The Transaction was structured as a merger of Cole Holdings Corporation with and into CREInvestments, LLC, a newly-created wholly-owned subsidiary of CCPT III, with CREInvestments, LLC being the surviving entity. Accordingly, the amount of consideration paid by CCPT III to acquire Cole Holdings Corporation should not be viewed as compensation for services or an “internalization fee”. The Company respectfully submits that the consideration paid by CCPT III to acquire Cole Holdings Corporation should not be reported on Table II of the Prior Performance Tables.

Part II, page II-1

Item 37. Undertakings, page II-3

Comment No. 18: Please revise paragraph (b), clause (i), to reflect the language set forth in Item 512(a)(2) of Regulation S-K.

Response: The Company has revised the paragraph (b), clause (i), to reflect the language set forth in Item 512(a)(2) of Regulation S-K.

Exhibits

Comment No. 19: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: The Company notes that drafts of the legal and tax opinions are attached to the Amendment as Exhibits 5.1 and 8.1, respectively. Pursuant to the Staff’s request, copies of the draft opinions are also attached to this letter. Additionally, the Company intends to file final, executed copies of the exhibits identified as “Form Of” in the exhibit index, except for any form of subscription agreement, prior to effectiveness. The Company confirms it will file such exhibits as promptly as possible.

MORRIS, MANNING & MARTIN, LLP

Mr. Michael McTiernan

Securities and Exchange Commission

May 30, 2013

*  *  *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.

Exhibit 5.1

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

                         , 2013

Cole Office & Industrial REIT (CCIT II), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Re:	Registration Statement on Form S-11(File No. 333-187470)

Ladies and Gentlemen:

We have served as Maryland counsel to Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 300,000,000 shares (the “Shares”) of Common Stock, $.01 par value per share, of the Company (“Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 250,000,000 Shares (the “Primary Offering Shares”) are issuable in the Company’s primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 50,000,000 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the forms of Subscription Agreements attached thereto as Appendix B, Appendix C, Appendix D and Appendix E and the Plan attached thereto as Appendix F) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Cole Office & Industrial REIT (CCIT II), Inc.

                        , 2013

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Cole Office & Industrial REIT (CCIT II), Inc.

                        , 2013

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 300,000,000 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Cole Office & Industrial REIT (CCIT II), Inc.

                        , 2013

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit 8.1

DRAFT

May __, 2013

Cole Office & Industrial REIT (CCIT II), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11

Dear Ladies and Gentlemen:

We have acted as counsel to Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-187470 (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) relating to the proposed offering of a maximum 300,000,000 shares of common stock, $.01 par value per share (the “Shares”) of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Incorporation, as filed as an exhibit to the Registration Statement; (3) the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”); (4) the Agreement of Limited Partnership, as amended, of Cole Corporate Income Operating Partnership II, LP (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

MORRIS, MANNING & MARTIN, LLP

        May __, 2013

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2013, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the

MORRIS, MANNING & MARTIN, LLP

        May __, 2013

diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours, MORRIS, MANNING & MARTIN, LLP

By:
Gerald V. Thomas II, Partner